Mail Stop 4561

December 13, 2007

Neal A. Petrovich
Senior Vice President and Chief Financial Officer
American National Bankshares, Inc.
628 Main Street
Danville, VA  24541

	Re: 	American National Bankshares, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Form 10-Q for the Fiscal Quarters Ended March 31, 2007, June 30,
2007
and September 30, 2007
		File No.  0-12820

Dear Mr. Petrovich:

      We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to this comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

*	*	*	*



Form 10-K for Fiscal Year Ended December 31, 2006

Item 11. Executive Compensation
1. Please revise to provide information for the PEO, the PFO, and the three most highly compensated other executive officers.

Item 13. Certain Relationships and Related Transactions
2. Please revise to include the correct representations from Instruction 4.c to Item 404(a) of Regulation S-K, or to make the other required disclosures.

Signature Page
3. The Principal Accounting Officer has to sign in that capacity.
Please revise.

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 11 - Trust Preferred Securities, page 51

4. It appears that you consolidate AMNB Statutory Trust I. Please tell us how you determined that consolidation is appropriate and tell us how you considered the guidance of FIN 46(R). Please advise and revise as necessary.

*	*	*	*

      Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your response to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Any questions regarding the accounting comment may be directed to Dave Irving, Staff Accountant, at (202) 551-3321. All other questions may be directed to Michael Clampitt at (202) 551-3434 or to me at (202) 551-3872.

Sincerely,



Hugh West
Accounting Branch Chief
Neal A. Petrovich
American National Bankshars, Inc.
December 13, 2007
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